450 LEXINGTON AVENUE NEW YORK, NY 10017 212 450 4000 FAX 212 450 3800	MENLO PARK WASHINGTON, D.C. LONDON PARIS FRANKFURT MADRID TOKYO BEIJING HONG KONG

March 13, 2009

Ms. Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

Re:	Ford Motor Company
Schedule TO-I
Filed March 4, 2009
File No. 005-30156

Dear Ms. Duru:

We are writing this letter to respond to the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 12, 2009 with respect to the Issuer Tender Offer Statement on Schedule TO-I (the “Schedule TO”) filed by Ford Motor Company (the “Company”) on March 4, 2009, including the Offering Circular, dated March 4, 2009, attached as Exhibit (a)(1)(i) thereto (the “Offering Circular”). For your convenience, we have reproduced the Staff’s comment preceding each response. In connection herewith, we are filing Amendment No. 1 (the “Amendment”) to the Schedule TO and Offering Circular. All page references are to the amended version of the Offering Circular filed on the date hereof (the “Amended Offering Circular”). Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

We are also sending you supplementally four copies of the Amendment marked to show changes from the Schedule TO and Offering Circular.

Schedule TO-I

General

1.
We note that the 4.25% senior convertible notes were registered under the Securities Act of 1933 and accordingly, are considered a class of equity securities subject to Section 15(d) of the Securities Exchange Act of 1934. Given that the offer is for all outstanding securities of this class, please provide us with your analysis of the applicability of Rule 13e-3. In this regard, while we note your disclosure that the Depositary Trust Company is the sole registered holder of the notes, this disclosure does not provide us with sufficient information regarding the number of record holders. Please supplementally advise us of the number of participants who are record holders of the senior convertible notes or confirm that such number is not greater than 300.

Response: Rule 13e-3 applies to any transaction or series of transactions which has or have a reasonable likelihood of producing the effects described in Rule 13e-3(a)(3)(ii), namely (a) causing an equity security to become eligible for termination of registration under the Securities Exchange Act of 1934 because there are no longer 300 or more holders of such equity security or (b) causing any class of equity securities to be eligible for delisting from a national securities exchange.  We confirm that the number of participants who are record holders of the convertible notes is less than 300.  Specifically, there are 79 Depository Trust Company participants that are record holders of the convertible notes.  In addition, the convertible notes are not listed on any national securities exchange.  Consequently, the exchange offer will not result in either (a) or (b) above and Rule 13e-3 therefore does not apply.

2.
We note that you have retained Georgeson Inc. and Computershare, Inc. as the information and exchange agent, respectively. Consistent with the requirements of Section 3(a)(9) of the Securities Act of 1933, please confirm that no commission or other remuneration will be paid or given directly or indirectly to either the information agent or exchange agent for soliciting the exchange.

Response: The Company confirms that no commission or other remuneration will be paid or given directly or indirectly to either the information agent or exchange agent for soliciting the exchange. Only employees of the Company will solicit holders as part of the exchange offer and such employees will receive no additional compensation for such solicitations.

Offer to Purchase for Cash

Forward-Looking Statements

3.
Please eliminate the reference to the Private Securities Litigation Reform Act of 1995 or revise to make clear that the safe harbor protections contained in the PSLRA do not apply to statements made in connection with the tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Regulation M-A telephone interpretation M.2 in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations available at www.sec.gov.

Response: The Company has revised the Offering Circular to eliminate the reference to the Private Securities Litigation Reform Act of 1995.  Please see page ii of the Amended Offering Circular.

Documents Incorporated by Reference

4.
You appear to attempt to incorporate by reference any future documents filed from the date of the offer until it is completed. However, Schedule TO does not permit such “forward” incorporation by reference. Please confirm your understanding and clarify your disclosure accordingly.

Response:  We acknowledge the Staff’s comment and the Company has removed the language indicating that subsequently filed documents will be incorporated by reference. Please see page iii of the Amended Offering Circular.

Summary Terms of the Exchange Offer

5.	With a view towards possible disclosure, please advise us supplementally of how the cash premium of $80 was derived.

Response:  The Company is seeking substantial participation in the exchange offer and sought to offer a price for the convertible notes that would represent a premium to their market price.  There is no scientific way to identify an applicable premium, but after internal discussions and consideration of premiums sought by investors in unsolicited reverse inquiries related to the convertible notes, the Company determined in its judgment that $80.00 would be a sufficient premium to induce holders to tender into the exchange offer.

Selected Consolidated and Operating Financial Data

6.
It is not apparent that you have provided all of the information required by Item 1010 (b) and (c) of Regulation M-A. For example, you have not disclosed information, including on a pro forma basis, regarding the ratio of earnings to fixed charges. Please revise your disclosure accordingly.

Response: The Company omitted the ratio of earnings to fixed charges because it does not believe the ratio of earnings to fixed charges is material information, in particular because there is a deficiency on an actual and pro forma basis. However, in light of the comment received, the Company has revised the Offering Circular to include all of the information required by Items 1010 (a) and (b) of Regulation M-A. Please see Item 10 of Amendment No. 1 to the Schedule TO and pages 20 and 21 of the Amended Offering Circular.

Conditions of the Exchange Offer

7.
A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise your disclosure to provide more definitive terms or disclose you will employ your reasonable judgment to determine whether a particular condition has been triggered. With this in mind, please clarity the following conditions:

•
in the first bullet point, condition (iv)(“any limitation (whether or not mandatory) by any governmental authority, on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States...,);

•
in the first bullet point, condition (vi) (“any significant adverse change...in the domestic automotive market, including any event or development in respect of any major competitor, including with respect to their government-sponsored restructuring, or supplier of ours that, in our judgment, would have a material adverse effect on our or our affiliates’ business...,”) and,

•	in the third bullet point on page 24 (‘‘there shall have occurred any development which would, in our judgment, materially adversely affect our business...”).

Response:  The Company has revised the Offering Circular to disclose that it will employ its reasonable judgment to determine whether a particular condition has been triggered.  Please see pages 24-25 of the Amended Offering Circular.

8.
You disclose under this heading that should you fail to exercise any of your rights, such failure shall not “constitute a waiver of those rights.” Please be advised that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this is a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response: We acknowledge your comment and understand that, depending on the materiality of any condition that the Company may choose to waive, pursuant to the Staff’s interpretation the Company may be required to extend the offer and recirculate new disclosure to security holders.  The Company will adhere to this interpretation in this offer.

Source & Amount of Funds

9.
Please revise to disclose the total amount of funds or other consideration that will be required to purchase the maximum amount of securities sought in the offer. Refer to Item 1007(a) of Regulation M-A. Similarly, consistent with the requirements of Item 1007(b), revise to disclose whether there are any alternative financing arrangements.

Response: The Company has revised the Offering Circular as requested to include the total amount of funds that will be required to purchase the maximum amount of securities sought in the exchange offer and to disclose that there are no alternative financing arrangements.  Please see pages 3, 10 and 24 of the Amended Offering Circular.

Material U.S. Federal Income Tax Considerations

10.
Please revise the statements that “additional issues may exist that are not described in the disclosure,” and that the summary is “for general information only.” We believe this language might suggest that security holders may not rely on the description of material tax consequences included in the offering document. Revise your disclosure to clarify that you are addressing all material tax consequences.

Response: The Company has revised the Offering Circular to remove the statements that “additional issues may exist that are not described in the disclosure” and that the summary is “for general information only” and related language.  Please see page 37 of the Amended Offering Circular.

Interests of Directors and Executive Officers: Transactions and Arrangements Concerning the Shares

11.
We refer you to Instruction 3 to Item 1008(a) of Regulation M-A. Please confirm supplementally that the statements regarding the company’s knowledge were made on the basis of the company’s reasonable inquiry.

Response:  We confirm that the statements regarding the Company’s knowledge were made on the basis of the Company’s reasonable inquiry, including by making specific inquiry of each executive officer and director of the Company.

*************************

In addition, attached hereto as Exhibit A is a letter from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO and any amendments thereto;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO or any amendments thereto; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4111 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Michael Kaplan
Michael Kaplan

cc:	Dan Duchovny (Special Counsel, Office of Mergers and Acquisitions, Securities and Exchange Commission, Division of Corporation Finance)

cc w/ encl.:	Peter Sherry, Jr.
Associate General Counsel and Secretary
Ford Motor Company
Via facsimile (313) 248-8713

Lou Ghilardi
Assistant Secretary and Managing Counsel—Corporate
Ford Motor Company
Via facsimile (313) 322-4986

Douglas Cropsey
Counsel—Corporate, SEC and Capital Markets
Ford Motor Company
Via facsimile (313) 322-4986

Lisa L. Jacobs
Shearman & Sterling LLP
Via facsimile (646) 848-7678

EXHIBIT A

Ford Motor Company
One American Road
Dearborn, Michigan 48126

March 13, 2009

Ms. Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

Re:	Ford Motor Company Schedule TO-I filed March 4, 2009 File No. 005-30156

Dear Ms. Duru:

As requested by the Staff of the Securities and Exchange Commission (the “Commission”), Ford Motor Company (the “Company”) does hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO-I and any amendments thereto;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO-I or any amendments thereto; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should you have any questions regarding this letter or its contents.

Respectfully submitted,

/s/ Peter Sherry, Jr.
Peter Sherry, Jr. Associate General Counsel and Secretary

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